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Exhibit 12.1:    Computation of Ratio of Earnings to Fixed Charges

	YEAR ENDED DECEMBER 31,
(in thousands, except ratio)	2004	2005	2006	2007	2008

Consolidated pretax income (loss)	$521,212	$721,051	$567,108	$(420,098)	$(405,764)
Share of distributed loss (income) of 50%-or-less-owned affiliates, net of equity pickup	(5,772)	(315)	260	(342)	43,900
Amortization of capitalized interest	41,764	45,483	48,708	41,689	61,146
Interest	53,242	66,697	71,955	62,122	47,109
Less interest capitalized during the period	(52,015)	(65,959)	(71,750)	(62,024)	(46,889)
Interest portion of rental expense	5,639	5,678	7,736	8,911	7,416

EARNINGS (LOSS)	$564,070	$772,635	$624,017	$(369,742)	$(293,082)
Interest	$53,242	$66,697	$71,955	$62,122	$47,109
Interest portion of rental expense	5,639	5,678	7,736	8,911	7,416

FIXED CHARGES	$58,881	$72,375	$79,691	$71,033	$54,525
Ratio of earnings (loss) to fixed charges	9.58	10.68	7.83	(5.21)	(5.38)

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  Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges